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May 10, 2007	New Jersey	Washington, D.C
Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	PRA International
Form 10-K for fiscal year ended December 31, 2006
File No. 000-51029
Dear Mr. Rosenberg:
     On behalf of our client, PRA International (the “Company”), this letter sets forth the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the above-referenced filings received by letter dated April 13, 2007. For your convenience, we have set forth each of the Staff’s comments immediately preceding our response.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 37
1.	It appears that you attributed increases in direct costs as a percentage of service revenues to lower utilization of billable staff due to contract delays or cancellations and this percentage may fluctuate in relation to achievement of operational milestones, which produce “marginal efficiencies.” Please provide us a description and quantification in disclosure-type format of the significant components of direct costs for all periods presented and explain material changes in these components for each period presented. Explain and quantify “marginal efficiencies resulting from achievement of operational milestones.”

May 10, 2007

Response:
     The Company refers to “marginal efficiencies” in this context to mean the successful deployment of the Company’s billable staff on the portfolio of contracts that the Company executes in a given reporting period. Management measures the deployment of the Company’s billable staff based on “operational milestones,” or internal operational goals, that management establishes for each particular contract the Company has with each of its clients. These internal operational goals are not separately quantified in the Company’s disclosure due to the Company’s large portfolio of diverse, individually negotiated client contracts. Of these contracts, no single contract represents more than 3% of the Company’s service revenue.
     Based on the foregoing considerations, the Company proposes to include the following type of disclosure in future filings:
Our direct costs are primarily labor-related charges. They include elements such as salaries, benefits, and incentive compensation for our employees. In addition, we utilize staffing agencies to procure primarily part time individuals to perform work on our contracts. For the years ended December 31, 2004, 2005 and 2006, the labor-related charges were 94%, 96% and 90% of our direct costs, respectively. The cost of labor procured through staffing agencies is included in these percentages and represents 3% or less of total direct costs in each year presented. The remaining direct costs are items such as travel, meals, postage and freight, patient costs, medicine waste and supplies. The total of all these items has historically been less than 10% of total direct cost. Direct costs as a percentage of service revenue fluctuate from one period to another as a result of changes in operational performance to the original budget in the hundreds of ongoing studies conducted during any period of time.
The margins on our portfolio of contracts vary based on our ability to optimize the efficiency of our work on each contract. The deployment of our billable staff in an optimally efficient manner has the most impact on our ratio of direct cost to service revenue. The most effective deployment of our staff is when they are fully engaged in billable work and are accomplishing contract related activities at a rate that meets or exceeds the targets in our internal budgets. We also seek to optimize our efficiency by performing work using the employee with the lowest cost. Our margins decrease when our staff are not fully deployed, as is the case when there are unforeseen cancellations or delays, or when our staff are accomplishing tasks at levels of effort that exceed budget, such as rework.
We achieved a particularly high level of efficiency in 2005 and exceeded our budgeted targets, thus increasing our margin by approximately $2.4 million over our internal plans. This effect did not occur in 2006 or 2004, when our levels of operational efficiency were consistent with our targets.

May 10, 2007

     Critical Accounting Policies and Estimates, page 44
2.	While you have identified certain critical accounting estimates, you appear to have omitted any further discussion of the variability associated with these estimates. Your disclosure should provide investors with a fuller understanding of the uncertainties in applying critical accounting estimates and the likelihood that materially different amounts would be reported under different conditions or using different assumptions. It should include quantification of the related variability in operating results that you expect to be reasonably likely to occur. For all critical accounting estimates, except for revenue recognition and direct costs which are addressed in the following comments, please describe in disclosure-type format the expected uncertainties in applying your critical accounting policies, the effect that changes in such estimates have had on your financial statements for each period presented, and the effect that reasonably likely changes in the key assumptions underlying these estimates may have on your financial statements in the future. Refer to Section V of Financial Reporting Release No. 72 issued on December 29, 2003.
Response:
The Company proposes to include the following type of disclosure in future filings:
Critical Accounting Policies and Estimates
Allowance for Doubtful Accounts
Included in “Accounts receivable and unbilled services, net” on our consolidated balance sheets is an allowance for doubtful accounts. Generally, before we do business with a new client, we perform a credit check, as our allowance for doubtful accounts requires that we make an accurate assessment of our customers’ creditworthiness. Approximately 50% of our client base is emerging pharmaceutical and biotech companies, creating a heightened risk related to the creditworthiness for a significant portion of our customer base. We manage and assess our exposure to bad debt on each of our contracts. We age our billed accounts receivable and assess exposure by customer type, by aged category, and by specific identification. After all attempts to collect a receivable have failed, the receivable is written off against the allowance. Historically, we have not had any write-offs in excess of our allowance. If at year end 2006 our aged accounts receivable balance greater than 90 days were to increase by 10% (for the U. S. operations), we would need to evaluate the need for an additional reserve and record additional bad debt expense of approximately $50,000.

May 10, 2007

Tax Valuation Allowance
We have operations in various foreign jurisdictions and in multiple United States jurisdictions. We provide a tax valuation allowance for deferred tax assets in each of the jurisdictions where we have operations based on the weight of available evidence, both positive and negative, that it is more likely than not that some portion or all of the deferred tax assets will not be realized. In determining our tax valuation allowance, we assess both the historical and the projected entity level earnings before tax. Historically, we have established valuation allowances when estimates of future profitability are not present. As part of our analysis, we consider the previous three years’ cumulative activity to determine whether it is more likely than not that the deferred tax assets will be realized. We review and adjust these tax valuation allowances based on current profitability and positive future financial projections. In a meaningful tax jurisdiction where we have a tax valuation allowance,.if we were able to demonstrate sufficient taxable income to realize a tax benefit, we would reduce our tax valuation allowance in this jurisdiction by approximately $1.1 million.
Our quarterly and annual effective income tax rate could vary substantially. We operate in several foreign jurisdictions and in each jurisdiction where we estimate pre-tax income, we must also estimate the local effective tax rate. In each jurisdiction where we estimate pre-tax losses, we must evaluate local tax attributes and the likelihood of recovery for foreign loss carryforwards, if any. Changes in currency exchange rates and the factors discussed above result in the consolidated tax rate being subject to significant variations and adjustments during interim and annual periods.
Stock-Based Compensation
On January 1, 2006, we adopted Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123(R)”) which requires the measurement and recognition of compensation expense for all share-based payment awards made to our employees and directors based on estimated fair values. Stock-based compensation expense recognized under SFAS 123(R) for the year ended December 31, 2006 was $4.5 million, which consisted of stock-based compensation expense related to employee stock options. See Note 2 to the Consolidated Financial Statements for additional information.
We estimate the value of our employee stock options on the date of grant using the Black-Scholes model. The determination of fair value of share-based payment awards on the date of grant using an option-pricing model is affected by the stock price of similar entities as well as assumptions regarding a number of highly complex and subjective variables. These

May 10, 2007

variables include the expected stock price volatility over the term of the awards, and actual and projected employee stock option exercise behaviors. The use of a Black-Scholes model requires the use of extensive actual employee exercise behavior data and the use of a number of complex assumptions including expected volatility, risk-free interest rate, expected dividends, and expected term. Due to our limited trading history, we calculate the expected volatility of our stock based on the volatility of the share price of similar entities. The risk-free interest rate assumption is based upon observed interest rates appropriate for the term of our employee stock options. The dividend yield assumption is based on the history and expectation of dividend payouts. As stock-based compensation expense recognized in the Consolidated Statement of Operations is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. SFAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.
In determining our estimated stock-based compensation expense, our assessment of the forfeiture rate, volatility, and expected term of the equity instrument impacts the related option expense after the equity instrument is issued. We have been a public company since November 2004. As such, the volatility is based upon overall industry experience and the expected term is based upon a formula in the accounting literature. Both are estimates that are calculated in accordance with the guidance provided by SAB 107. Forfeitures are based on our company experience. A 1% increase in the forfeiture rate would cause a 2% decrease in our stock-based compensation expense.
Long-Lived Assets and Goodwill and Indefinite-Lived Intangible Assets
We review long-lived asset groups for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset group might not be recoverable. If indicators of impairment are present, we evaluate the carrying value of property and equipment in relation to estimates of future undiscounted cash flows. As a result of our acquisitions, we have recorded goodwill and other identifiable finite and indefinite-lived acquired intangibles. The identification and valuation of these intangible assets at the time of acquisition require significant management judgment and estimates.
We test goodwill for impairment on at least an annual basis by comparing the carrying value to the estimated fair value of our reporting unit. We test indefinite-lived intangible assets, principally trade names, on at least an annual basis by comparing the fair value of the trade name to our carrying value. The measure of goodwill impairment, if any, would

May 10, 2007

include additional fair market value measurements, as if the reporting unit was newly acquired.
This process is inherently subjective and dependent upon the estimates and assumptions we make. In determining the expected future cash flows of our company, we assume that we will continue to enter into new contracts, execute the work on these contracts profitably, collect receivables from customers, and thus generate positive cash flows. To date, we have been able to generate and execute work to support the valuation of our long lived assets, goodwill, and indefinite-lived intangible assets. As of our most recent fiscal year-end, our cash flow substantially exceeds the historical book value of these assets. Adverse conditions impacting our industry or poor execution of our business plan could impair the undiscounted future cash flows and result in asset impairments.
Inflation
Our long-term contracts, those in excess of one year, generally include an inflation or cost of living adjustment for the portion of the services to be performed beyond one year from the contract date. As a result, we expect that inflation generally will not have a material adverse effect on our operations or financial condition. Historically our projection of inflation contained within our contracts has not significantly impacted our operating income. Should inflation be in excess of the estimates within our contracts, our operating margins would be negatively impacted if we were unable to negotiate contract modifications with our customers.
Potential contract liability and insurance
We obtain contractual indemnification for all of our contracts. In addition, we attempt to manage our risk of liability for personal injury or death to patients from administration of products under study through measures such as stringent operating procedures and insurance. We monitor our clinical trials in a manner designed to ensure compliance with government regulations and guidelines. We have adopted global standard operating procedures intended to satisfy regulatory requirements in the United States and in many foreign countries and serve as a tool for controlling and enhancing the quality of our clinical trials. We currently maintain professional liability insurance coverage with limits we believe are adequate and appropriate. If our insurance coverage is not adequate to cover actual claims, or if insurance coverage does not continue to be available on terms acceptable to us, our business, financial condition, and operating results could be materially harmed. Historically, we have experienced infrequent and immaterial claims. Should a material claim arise that exceeds our insurance coverage levels, there would be a dollar for dollar impact to operating income for the amount in excess of our insurance coverage.

May 10, 2007

Revenue Recognition, page 45
3.	You record the majority of your service revenue on a proportional performance basis, based on “contract value” multiplied by the percentage of “direct costs incurred to estimated total contract direct costs.” Also, revenue estimates in your initial contractual arrangements appear to be subject to regular modification due to revisions in scope of work. In disclosure-type format, please provide us a discussion and quantification of the methods and key assumptions used to determine “contract value.” If material, quantify the impact of changes in these estimates for each period presented and the reasonably likely impact of corresponding changes in future periods. Describe the methods and assumptions used to estimate “total contract direct costs through completion,” particularly your method for allocating overhead. Describe the factors that you consider in determining that estimated total contract direct costs through completion less direct contract costs incurred to date represent the reasonably likely costs necessary to fulfill your remaining contractual obligations.
Response:
     The Company documents its service arrangements with its clients by entering into fully executed contracts signed by the client and the Company. Upon execution of a contract, the Company assigns a contract value representing the amount due to the Company from the client for the services outlined in the executed agreement. Each of these contracts satisfies the criteria established in accordance with Staff Accounting Bulletin No. 104 (SAB 104), pursuant to which:
•	persuasive evidence of an arrangement exists;

•	delivery has occurred or services have been rendered;

•	the Company’s price to the client is fixed or determinable; and

•	collectibility is reasonably assured.
Modifications to the terms of these contracts can either increase or decrease contract value. More than half the Company’s contracts undergo at least one modification during the contract term. In each case, when such modifications occur, they are evidenced by separate, fully-executed documentation by both parties, in accordance with SAB 104.
     Each of the Company’s contracts is individually negotiated and has a separate value ascribed to it. The estimated total contract direct costs associated with each contract is separately determined and differs based upon individually tailored assumptions relating to labor utilization, billable hours, average rate and other internal metrics. These data, when aggregated, do not yield useful information due to the particularized nature of each contract and the assumptions made in connection with a particular contract’s estimated value. There are more than 850 contracts in the Company’s backlog of work and no single contract is more than 3% of service revenue. As a result, the Company is unable to quantify the impact of changes in these estimates in

May 10, 2007

current and future periods in a manner that would provide useful information about such changes. Accordingly, the Company respectfully submits that such information would not be meaningful to investors or enhance a reader’s understanding of the Company’s financial statements.
     Based on the foregoing considerations, the Company proposes to include the following type of disclosure in its future Annual Reports on Form 10-K:
Total expected contract direct costs are initially developed when the contract value is established. Direct costs are a product of estimated hours to complete the task, multiplied by the estimated fully burdened hourly rate. The estimated hours are determined by company experience and codified into standardized algorithms. Hourly rates are based upon the function performed, location, and level of experience of the employee. We have over 320 distinct hourly rates to determine total estimated costs. These hourly rates also contain an allocation for local and corporate overhead costs. The local office overhead is allocated based on direct labor costs within that location. The corporate overhead is allocated to each location based on its respective share of the total revenue of the company.
While work is being executed on a contract the project team performs a contract status review on at least a quarterly basis. We review contract performance to date and review work yet to be performed to determine if changes in the number of projected hours are warranted. Additionally, we review who is performing the work to determine if changes in the level or type of employee need to be applied to future efforts. These adjustments are reflected in the proportional performance revenue calculation, as agreed to by the project team.
We perform a final reconciliation once the work has been completed on a contract. We have not historically recorded any material revenue adjustments during this contract close out process.
As of December 31, 2006, 2005, and 2004, fixed price contracts comprised 98%, 98%, and 94% of total backlog, respectively. Included in our contract backlog are time and material contracts which comprised 2%, 2%, and 6% as of December 31, 2006, 2005, and 2004, respectively.
4.	A 1% increase in direct costs as a percentage of service revenues, which amounted to 50.9% in 2006, 46.3% in 2005 and 48.3% in 2004, would have reduced pretax income by approximately $3 million or 10% in 2006. Given the apparent sensitivity of your operating results to changes in this percentage, we believe that investors would benefit from an analysis and explanation of the factors affecting this percentage. Please provide us a discussion in disclosure-type format, focusing on how your utilization of billable employees and outside contractors impacts the variability inherent in this percentage. Quantify the degree to which you expect the

May 10, 2007

historical relationship between direct costs and service revenues to change in future periods and the reasonably likely relationship that you expect to exist in future periods.
Response:
     The Company expects that its direct costs will generally represent an amount within a range from 48% to 52% of service revenues. In 2005, direct costs as a percentage of service revenues represented 46.3% due to the Company’s ability to exceed its internally budgeted targets, as described above in response to Comment No. 1.
     The Company is not able to forecast the extent of change in the historical relationship between direct costs and service revenues and the corresponding impact of any such changes on pretax income in future periods and, if such changes occur, how the Company’s utilization of billable employees and outside contractors impacts that relationship. Although the Company may experience increases in direct costs, such increases do not have a direct impact on the Company’s margins because the Company is able to adjust its pricing on new contracts when cost increases become known. As a result, the Company respectfully submits that increases in direct costs do not result in the type of correlation described in the Staff’s comment.
     The Company has over 850 contracts in its backlog that are at various stages of completion and enters into new contracts each reporting period. The duration of these contracts varies from a few months to three years or more. The margins realized on these contracts vary based on the Company’s ability to execute the work on the contracts efficiently. The Company’s employees work on multiple contracts, and margins are primarily a function of how effectively the Company manages its work force in performing under the contracts. In particular, effectiveness is measured by the ability of the Company’s staff to meet or exceed internal operational budgets. This aspect of the Company’s business, rather than changes in the labor component of direct costs, is the key determinant of its margin, rather than changes in direct labor costs.
     Utilization of billable employees metric is not the only or the most meaningful indicator of our performance and related profitability. Indeed, utilization data can be misleading because it fails to capture our performance as measured against internal operational goals. For example, an employee performing the same task for the third time would yield a high utilization but generate a lower margin because the Company’s clients are not willing to pay for tasks that are performed multiple times. In addition, utilization is subject to misinterpretation based on the inconsistency with which our industry calculates this metric. As an example, there are often significant differences in the potential work effort by employees. These differences can be observed depending upon the level of employee and upon country location.
     Therefore, as also explained above in response to Comment No. 1, the Company respectfully submits that utilization is not a metric that would be meaningful to investors. Instead, management measures the deployment of the Company’s billable staff based on our internal operational goals that management establishes for each particular contract.

May 10, 2007

Based on the Company’s experience, the significant degree of variability in direct costs as a percentage of service revenues has resulted historically from achieving unexpected levels of efficiency, rather than from changes in rates of utilization of billable employees and outside contractors. The Company has described these effects above in response to Comment No. 1.
5.	You state that “we bear the risk of costs exceeding our original estimates absent our ability to negotiate a contract modification.” Please describe to us in disclosure-type format the significant terms governing your contracts, particularly those involving large customers or global projects. Include a discussion of pricing arrangements (e.g. fixed, variable or contingent fees), termination provisions, fee payment schedules and associated operational milestone events, contract duration, provisions linking activities under the same global project and provisions linking contracts with the same customer. If material, discuss and quantify the frequency and magnitude of contract modifications and amendments, and the amount of contract losses recorded when your attempt to negotiate a contract modification is unsuccessful.

Response:
     As noted above, the Company has over 850 contracts in its backlog that are at various stages of completion and enters into new contracts each reporting period. Each of the Company’s contracts is independent of any other, and contracts can range in term from several months to three years or more. The Company uses the term “operational milestone,” as opposed to “contractual milestone,” to describe a set of internal operational goals established on a contract by contract basis. Contractual milestones, in contrast, influence the timing of installment payments for a given contract and do not impact the Company’s revenue recognition process but, instead, pertain only to billing events and cash collections.
     More than half of the Company’s contracts undergo modification during the contract and, in each case, are evidenced by separate, fully executed documentation by both parties again in accordance with SAB 104. These contract modifications can either increase or decrease contract value. Once modifications are executed, the Company then updates estimated costs to complete and continues to use the proportional performance method of revenue recognition. Contract modifications vary according to the scientific nature of the contract and the clinical results obtained during the course of a particular study under the contract.
     The Company’s goal is to maintain contract profitability. Contract losses are rare because the Company’s contract pricing provides sufficient margin for the Company to manage contract issues and still maintain a level of profitability. The contracts are structured to allow for modifications or termination by either party. For these reasons, the Company generally does not incur losses during the performance or at the conclusion of a contract. Should the Company identify a loss situation, the Company would record the full loss when known and measurable. As a result, the risk that costs would exceed the Company’s original estimates, absent the ability to negotiate a contract modification,

May 10, 2007

represents principally a risk that margin could decrease, rather than a risk of an actual accounting loss.
     Based on the foregoing considerations, the Company proposes to include the following type of disclosure in its future Annual Reports on Form 10-K:
We contract with biotechnology and pharmaceutical companies to conduct clinical trials. We enter into primarily two types of contracts with our customers: fixed-price or time and materials. Service revenue from fixed-price contracts are recognized on a proportional performance basis on a contract by contract basis. Service revenue from time and materials contracts are recognized as hours are incurred, which is then multiplied by the contracted rate. As of December 31, 2006, 2005, and 2004, fixed price contracts represented 98%, 98%, and 94% of the Company’s total book of business, respectively. Included in contract backlog are time and material contracts, which represent 2%, 2%, and 4% as of December 31, 2006, 2005, and 2004, respectively.
The Company enters into global contracts with customers under which the Company conducts work in multiple locations. The Company recognizes revenue for these contracts using a single proportional performance calculation for each contract. Although the Company has multiple contracts with some customers, the Company does not link contracts under the same customer as each contract is negotiated independently of another.
A few of the Company’s contracts contain nominal bonus elements based upon performance and are not recognized until fully earned. These amounts are not included in the Company’s proportional performance calculations. In the aggregate, these nominal bonus elements have been less than 1% of total revenue for each of the past three years.
Most contracts can be terminated by our clients within a specified period, typically 30 to 60 days, following notice by the client. When notice has been provided, we will meet with the client to develop a plan for the contract wind-down. Decisions regarding the transference of any remaining tasks or other responsibilities to the client or its designee will be defined in the termination plan.
Payment schedules are negotiated with clients and typically include a payment at execution, a series of equal monthly payments, and payments predicated on the achievement of specified contract goals.
6.	You “routinely enter into separate arrangements on behalf of clients with independent physician investigators in connection with clinical trials.” It appears that you account for these arrangements on a net basis, netting investigator fees against related client reimbursements. If material, please provide us a description and quantification in disclosure-type format of the amount of these reimbursements

May 10, 2007

for each period presented. Clarify where these “pass-through” reimbursements are presented on the statement of operations. If they are netted against service revenue, please explain to us why service revenue is not labeled as “service revenue-net.”

Response:
     Our independent physician investigator arrangements are not netted against service revenue, nor are they presented on the statement of operations. We act as a conduit for our clients in these arrangements. We do not incur any liabilities related to these arrangements, nor do we receive any fees for this activity. The risk is borne by our customers as primary obligors. For this reason, funds received from customers and disbursed to the independent physician investigators are included on our balance sheet as cash and cash equivalents and as advance billings. These funds are included with our cash because we commingle these funds with our general corporate cash accounts. We are clear with our clients that we will not segregate the balances and our agreements reflect that position. When a client is not willing to adopt this policy, we do not process the payments to the investigators and ask the client to handle that aspect of the contract.
     Based on the foregoing considerations, the Company proposes to include the following type of disclosure in future filings:
As is customary in the industry, the Company routinely enters into separate agreements on behalf of its clients with independent physician investigators in connection with clinical trials. The funds received for investigator fees are netted against the related cost because such fees are the obligation of the Company’s clients, without risk or reward to the Company. The Company is not obligated either to perform the service or to pay the investigator in the event of default by the client. In addition, the Company does not pay the independent physician investigator until funds are received from the client. The amounts identified for payment to investigators were $52.0 million, $63.7 million, and $54.0 million for the years ended December 31, 2006, 2005, and 2004, respectively.
7.	Contract cancellations amounted to $149.9 million in 2006, $83.4 million in 2005 and $61.2 million in 2004. You describe the value of a contract cancellation as the remaining amount of unrecognized service revenue less the estimated effort to transition the work back to the customer. Also, you state that the $8.5 million increase in service revenue was offset by cancellations and contract delays. In disclosure-type format, please provide us a discussion and quantification of your accounting for contract cancellations and the related impact on operating results for each period presented. Describe the methods and key assumptions used to determine contract cancellations. Separately quantify the impact of changes in these estimates for each period presented and the reasonably likely impact of corresponding changes in future periods.

May 10, 2007

     Response:
     We enter into contracts with customers knowing that most trials will terminate before their projected conclusion. The typical reasons for contract cancellations are protocol acceptance, patient enrollment, drug efficacy, drug safety, and regulatory approval. The termination clause within our contract is designed to address the process once this point is reached. When we receive a cancellation notice we prepare a reconciliation of contract activities to date, estimates of the time frame to return materials and the overall wind-down of the contract. We use this reconciliation to negotiate a final financial settlement amount, establish a termination timeline, and return all study-related patient materials. We then revise the contract value, update estimated costs to complete, and continue to use proportional performance until all work is complete with the goal to maintain contract profitability. The Company has not incurred an accounting loss in these situations.
     Contract cancellations are both frequent and inconsistent. Cancellations have a negative impact on the deployment of our staff. Due to the fact that each contract carries some measure of scientific uncertainty, the nature of continued performance (including upward or downward modifications) depends upon the clinical results obtained during the course of a particular study under the contract. Due to this scientific uncertainty, the Company is not able to project cancellations, although the Company builds business models with an assumed 15% to 18% rate of cancellation when compared to new business awards.
     The Company discloses its cancellation experience to allow investors to gauge the progression of the Company’s contract backlog and to understand what, if any, these cancellations could have on the Company’s ability to deploy its work force effectively in the future. Based on the Company’s historical experience, contract cancellations do not result in accounting losses because, in the event of a cancellation, the Company revises the contract value, updates estimated costs to complete, and continues to use proportional performance until all work is completed.
* * * * *
     We are enclosing a letter from J. Matthew Bond, Chief Financial Officer of the Company, containing a statement acknowledging the matters requested by the Staff.

May 10, 2007

     If you have any questions or comments with regard to these responses or other matters, please call the undersigned at (202) 637-2165 or Alison Keith at (202) 637-1070.

Very truly yours,
/s/ Joel H. Trotter
Joel H. Trotter
of LATHAM & WATKINS LLP

cc:	Terrance J. Bieker
J. Matthew Bond
PRA International

James C. Palumbo
PricewaterhouseCoopers LLP